UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIFECELL CORPORATION

(Name of Subject Company (Issuer))

Leopard Acquisition Sub, Inc.

and

Kinetic Concepts, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

531927101

(CUSIP Number of Class of Securities)

Stephen D. Seidel, Esq.

Sr. Vice President, General Counsel and Secretary

Kinetic Concepts, Inc.

8023 Vantage Drive

San Antonio, TX 78230

(210) 524-9000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Charles W. Mulaney, Jr., Esq.

Shilpi Gupta, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive, Suite 2300

Chicago, IL 60606

(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 1,868,966,910	$73,450.40

*	Estimated for purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was calculated by multiplying the tender offer price of $51.00 per share by the number of shares of common stock, par value $0.001 per share, of LifeCell Corporation (“Shares”) outstanding on a fully-diluted basis to be acquired in the tender offer as of April 7, 2008, based upon representations by LifeCell Corporation in the Agreement and Plan of Merger dated as of April 7, 2008 (the “Merger Agreement”), among LifeCell Corporation, Kinetic Concepts, Inc. and Leopard Acquisition Sub, Inc., consisting of (a) 34,203,446 Shares issued and outstanding, (b) 2,101,510 Shares subject to outstanding LifeCell stock options and (c) 341,454 Shares subject to outstanding LifeCell restricted stock unit awards.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:

531927101

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Leopard Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Kinetic Concepts, Inc., a Texas corporation (“KCI”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of LifeCell Corporation, a Delaware corporation (“LifeCell”), at a price of $51.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and KCI. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger dated as of April 7, 2008, by and among Purchaser, LifeCell and KCI, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.    Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) The name of the subject company is LifeCell Corporation (“LifeCell”). LifeCell’s principal executive offices are located at One Millennium Way, Branchburg, New Jersey, 08876, and its telephone number at such principal executive office is (908) 947-1100.

(b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. According to LifeCell, as of April 18, 2008, there were 34,227,220 Shares issued and outstanding, outstanding options to purchase an aggregate of 2,073,817 Shares and 354,154 Shares subject to restricted stock unit awards.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

The information set forth in Section 9—“Certain Information Concerning Purchaser and KCI” and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning LifeCell,” “Certain Information Concerning Purchaser and KCI,” “Background of the Offer; Contacts with LifeCell” and “Purpose of the Offer and Plans for LifeCell; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

The information set forth in Sections 6, 7, 10, 11 and 14—“Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; NASDAQ Global Market Listing; Exchange Act Registration and Margin Regulations,” “Background of the Offer; Contacts with LifeCell,” “Purpose of the Offer and Plans for LifeCell; Transaction Documents” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning LifeCell,” “Certain Information Concerning Purchaser and KCI,” “Background of the Offer; Contacts with LifeCell” and “Purpose of the Offer and Plans for LifeCell; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Sections 10, 11 and 16—“Background of the Offer; Contacts with LifeCell,” “Purpose of the Offer and Plans for LifeCell; Transaction Documents” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

(a)(1) The information set forth in Sections 9, 10, 11 and 13—“Certain Information Concerning Purchaser and KCI,” “Background of the Offer; Contacts with LifeCell,” “Purpose of the Offer and Plans for LifeCell; Transaction Documents” and “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(2),(3) The information set forth in Sections 11, 13 and 15—“Purpose of the Offer and Plans for LifeCell; Transaction Documents,” “Conditions of the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Global Market Listing; Exchange Act Registration and Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) Not applicable.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated April 21, 2008

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(D)	Form of Notice of Guaranteed Delivery

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(G)	Letter from KCI to participants in The LifeCell Corporation Employee Stock Purchase Plan

(a)(1)(H)	Text of joint press release issued by KCI and LifeCell, dated April 7, 2008 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by KCI with the Securities and Exchange Commission on April 7, 2008)

(a)(1)(I)	KCI Investor Presentation dated April 7, 2008 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by KCI and Purchaser with the Securities and Exchange Commission on April 7, 2008)

(a)(1)(J)	KCI Investor Call Transcript dated April 7, 2008 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by KCI and Purchaser with the Securities and Exchange Commission on April 8, 2008)

(a)(1)(K)	Form of summary advertisement, published April 21, 2008

(b)(1)	Debt Commitment Letter dated April 7, 2008, by and among KCI, Bank of America, N.A., Banc of America Securities LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by KCI with the Securities and Exchange Commission on April 7, 2008)

(d)(1)	Agreement and Plan of Merger dated as of April 7, 2008, by and among KCI, Purchaser and LifeCell (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by KCI with the Securities and Exchange Commission on April 7, 2008)

(d)(2)	Confidentiality Letter Agreement dated February 4, 2008, between LifeCell and KCI

(g)	Not applicable

(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINETIC CONCEPTS, INC.

By:	/s/ STEPHEN D. SEIDEL
Name:	Stephen D. Seidel
Title:	Sr. Vice President, General Counsel and Secretary

LEOPARD ACQUISITION SUB, INC.

By:	/s/ CATHERINE M. BURZIK
Name:	Catherine M. Burzik
Title:	President

Dated: April 21, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated April 21, 2008

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(D)	Form of Notice of Guaranteed Delivery

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(G)	Letter from KCI to Participants in The LifeCell Corporation Employee Stock Purchase Plan

(a)(1)(H)	Text of joint press release issued by KCI and LifeCell, dated April 7, 2008 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by KCI with the Securities and Exchange Commission on April 7, 2008)

(a)(1)(I)	KCI Investor Presentation dated April 7, 2008 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by KCI and Purchaser with the Securities and Exchange Commission on April 7, 2008)

(a)(1)(J)	KCI Investor Call Transcript dated April 7, 2008 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by KCI and Purchaser with the Securities and Exchange Commission on April 8, 2008)

(a)(1)(K)	Form of summary advertisement, published April 21, 2008

(b)(1)	Debt Commitment Letter dated April 7, 2008, by and among KCI, Bank of America, N.A., Banc of America Securities LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by KCI with the Securities and Exchange Commission on April 7, 2008)

(d)(1)	Agreement and Plan of Merger dated as of April 7, 2008, by and among KCI, Purchaser and LifeCell (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by KCI with the Securities and Exchange Commission on April 7, 2008)

(d)(2)	Confidentiality Letter Agreement dated February 4, 2008, between LifeCell and KCI

(g)	Not applicable

(h)	Not applicable